SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28803]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

June 26, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of June, 2009. A copy of each application may be obtained

via the Commission's Web site by searching for the file number, or an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 21, 2009, and should

be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

Scottish Widows Investment Partnership Trust [File No. 811-21909]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 24, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $66,317 incurred in connection with the liquidation were paid or will be paid by Scottish Widows Investment Partnership Ltd., applicant's investment adviser.

Filing Dates: The application was filed on May 1, 2009 and amended on June 19, 2009.

Applicant's Address: Two Avenue de Lafayette, 6th Floor, Boston, MA 02111.

ACP Continuum Return Fund II, LLC [File No. 811-21030]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 28, 2005, applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on April 2, 2009, and amended on June 11, 2009.

Applicant's Address: Ascendant Capital Partners LP, 150 N. Radnor Chester Rd., Suite 220, Radnor, PA 19087.

IPC Funds [File No. 811-7585]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. By November 15, 2004, each series of applicant had made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $929,172 incurred in connection with the liquidation were paid by applicant. Cash in the amount of approximately $21,467 is being held by U.S. Bank, applicant's custodian, to cover certain outstanding accrued expenses of the liquidation.

Filing Date: The application was filed on May 6, 2009.

Applicant's Address: c/o David S. Goldstein, Sutherland Asbill & Brennan, 1275 Pennsylvania Ave., NW, Washington, DC 20004.

Rochdale International Trade Fixed Income Fund [File No. 811-22244]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on January 9, 2009 and amended on June 8, 2009.

Applicant's Address: 570 Lexington Ave., New York, NY 10022-6837.

Clarion Investment Trust [File No. 811-21133]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 29, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred $50,000 in expenses in connection with the liquidation. Applicant has retained approximately $260,000 in cash to cover certain remaining expenses and liabilities.

Filing Dates: The application was filed on May 14, 2009, and amended on June 24, 2009.

Applicant's Address: 230 Park Ave., New York, NY 10169.

BlackRock Commodity Strategies Fund [File No. 811-21486]
Master Commodity Strategies LLC [File No. 811-21538]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On October 24, 2008, each applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $46,779 and $225, respectively, incurred in connection with the liquidations were paid by BlackRock Advisors, LLC, which served as applicants' administrator or investment adviser, respectively.

Filing Date: The applications were filed on May 29, 2009.

Applicants' Address: 800 Scudders Mill Rd., Plainsboro, NJ 08536.

Magnetar Spectrum Fund [File No. 811-22087]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 29, 2009, applicant made a final liquidating distribution to its sole remaining shareholder, Magnetar Spectrum Master Fund, LP, based on net asset value. Expenses of $21,324 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on June 1, 2009.

Applicant's Address: 1603 Orrington Ave., 13th Floor, Evanston, IL 60201.

JPL Separate Account D of Jefferson Pilot LifeAmerica Insurance Company [File No. 811-8956]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The applicant has no policy owners and no policies outstanding which allocate premiums and policy values to the applicant. Therefore the Lincoln Life & Annuity Company of New York, as depositor, has determined that, as it has no intention to issue policies the owners of which would be permitted to allocate premiums and policy values to the Applicant, the Applicant should be deregistered.

Filing Dates: The application was filed on February 2, 2009, and amended on June 4, 2009.

Applicant's Address: JPL Separate Account D of Jefferson Pilot LifeAmerica Insurance Company, Lincoln Life & Annuity Company of New York, One Granite Place, Concord, New Hampshire 03301.

Colonial Separate Account VA-2 [File No. 811-8552]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The applicant has no policy owners and no policies outstanding which allocate premiums and cash values to the applicant. Therefore the Lincoln Life & Annuity Company of New York, as depositor, has determined that, as it has no intention to issue policies the owners of which would be permitted to allocate premiums and policy values to the applicant, the applicant should be deregistered.

Filing Dates: The application was filed on February 2, 2009, and amended on June 4, 2009.

Applicant's Address: Colonial Separate Account VA-2, Lincoln Life & Annuity Company of New York, One Granite Place, Concord, New Hampshire 03301.

Chubb Separate Account VA-1 [File No. 811-8556]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The applicant has no policy owners and no policies outstanding which allocate premiums and policy values to the applicant. Therefore the Lincoln National Life Insurance Company, as depositor, has determined that, as it has no intention to issue policies the owners of which would be permitted to allocate premiums and policy values to the applicant, the applicant should be deregistered.

Filing Dates: The application was filed on February 2, 2009, and amended on April 20, 2009 and June 4, 2009.

<u>Applicant's Address</u>: Chubb Separate Account VA-1, Lincoln National Life Insurance

Company, One Granite Place, Concord, New Hampshire 03301.

     For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

                        Florence E. Harmon
                        Deputy Secretary